FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2002

                          GRANITE MORTGAGES 01-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




        Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F    X          Form 40-F
                                -------                 -------

        Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No            X
                                -------                 --------

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 01-1 PLC


                                       By:      /s/  Clive Rakestrow
                                                ---------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title:  Director

Date:  25 November 2002

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:     /s/  Nigel  Charles Bradley
                                               ---------------------------
                                       Name:  Nigel Charles Bradley
                                       Title:  Director

Date: 25 November 2002

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED


                                       By:    /s/  Richard Gough
                                              -------------------
                                       Name:  Richard Gough
                                       Title:  Director

Date: 25 November 2002

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 01-1 PLC
--------------------------
Monthly Report re: Granite Finance Trustees Limited, Granite Mortgages 01-1 Plc, and Granite Finance Funding Limited
Period 1 October 2002 - 31 October 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

----------------------------------------------------------------------
Number of Mortgage Loans in Pool                         124,624

Current Balance                             (pound)8,013,369,016

Last Months Closing Trust Assets            (pound)8,374,553,454

Funding share                               (pound)7,318,062,928

Funding Share Percentage                              91.32%

Seller Share                                  (pound)695,306,088

Seller Share Percentage                                8.68%

Minimum Seller Share (Amount)                 (pound)166,524,508

Minimum Seller Share (% of Total)                      2.08%
----------------------------------------------------------------------



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Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------
                     Number            Principal ((pound))   Arrears ((pound))          By Principal (%)
--------------------------------------------------------------------------------------------------------
< 1 Month            123,696          7,960,648,908               0                        99.34%

> = 1 <3 Months        805              46,720,630             427,559                      0.58%

> = 3 <6 Months         97               4,704,983             111,276                      0.06%

> = 6 <9 Months         22               1,134,145              46,697                      0.01%

> = 9 <12 Months         2                 99,906                8,411                      0.00%

> = 12 Months            2                 60,444               55,496                      0.00%

Total                124,624          8,013,369,016            649,439                    100.00%



Properties in Possession

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                          Number       Principal ((pound))   Arrears ((pound))

Total (since inception)     9             432,568              19,932
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                            7

Number Brought Forward                                              4

Repossessed                                                         0

Sold                                                                2

Number Carried Forward                                              0

Average Time from Possession to Sale                             144 days

Average Arrears at Sale                                         (pound)974

MIG Claims Submitted                                                2

MIG Claims Outstanding                                              0

Average Time from Claim to Payment                                 69
------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                             Number        Principal ((pound))

Substituted this period                         0               (pound)0

Substituted to date (since 26 March 2001)    134,117    (pound)8,887,570,092
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                             Monthly          Annualised

Current Month CPR Rate                        4.51%             42.50%

Previous Month CPR Rate                       4.22%             40.13%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    28.09

Weighted Average Remaining Term (by value) Years                19.52

Average Loan Size                                        (pound)64,300

Weighted Average LTV (by value)                                 76.79%
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Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                         38.26%

Flexible - Together (by balance)                                28.22%

Variable (by balance)                                           33.52%

Tracker (by balance)                                             0.00%

Total                                                          100.00%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                 Number        % of Total        Value ((pound))  % of Total

East Anglia       3,340           2.68%           214,758,290         2.68%

East Midlands    11,116           8.92%           628,248,131         7.84%

Greater London   14,643          11.75%         1,409,551,610        17.59%

North            19,379          15.55%           897,497,330        11.20%

North West       17,672          14.18%           950,385,565        11.86%

South East       19,728          15.83%         1,666,780,755        20.80%

South West        9,247           7.42%           627,446,794         7.83%

Wales             5,596           4.49%           296,494,654         3.70%

West Midlands     8,998           7.22%           545,710,430         6.81%

Yorkshire        14,905          11.96%           776,495,458         9.69%

Total           124,624            100%         8,013,369,016          100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------
                                 Number        Value ((pound))     % of Total

< 10%                              345              5,609,358         0.07%

> = 10%<20%                      1,306             46,477,540         0.58%

> = 20%<30%                      2,736            130,617,915         1.63%

> = 30%<40%                      4,538            266,845,188         3.33%

> = 40%<50%                      6,309            426,311,232         5.32%

> = 50%<60%                      8,601            629,049,468         7.85%

> = 60%<70%                     10,821            824,575,672        10.29%

> = 70%<80%                     17,075          1,211,621,395        15.12%

> = 80%<90%                     32,496          2,120,337,442        26.46%

> = 90%<95%                     29,151          1,754,927,815         21.90%

> = 95%<100%                    11,220            595,393,318          7.43%

> = 100%                            26              1,602,674          0.02%

Total                          124,624          8,013,369,016           100%
------------------------------------------------------------------------------
------------------------------------------------------------------
NR Current Existing Borrowers' SVR                   5.85%

Effective Date of Change                       1 December 2001
------------------------------------------------------------------

Notes   Granite Mortgages 01-1 plc

-------------------------------------------------------------------------------
                    Outstanding       Rating           Reference Rate    Margin
                                  Moodys/S&P/Fitch

Series 1

A1                  $300,000,000     Aaa/AAA/AAA          1.96%          0.12%

A2                  $735,000,000     Aaa/AAA/AAA          2.05%          0.21%

B                    $50,000,000      Aa3/AA/AA           2.24%          0.40%

C                    $67,500,000     Baa2/BBB/BBB         3.24%          1.40%

Series 2

A             (pound)350,000,000      Aaa/AAA/AAA         4.24%          0.24%

B              (pound)10,000,000       Aa3/AA/AA          4.40%          0.40%

C              (pound)15,000,000      Baa2/BBB/BBB        5.40%          1.40%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                                      % of
                                                                  Funding Share

Class B Notes ((pound)Equivalent)                 (pound)44,345,377      0.61%

Class C Notes ((pound)Equivalent)                 (pound)61,366,259      0.84%
-------------------------------------------------------------------------------

Granite Mortgages 01-1 Reserve Fund Requirement   (pound)20,000,000      0.27%

Balance Brought Forward                           (pound)20,000,000      0.27%

Drawings this Period                                   (pound)0          0.00%

Reserve Fund Top-up this Period*                       (pound)0          0.00%

Excess Spread                                          (pound)0          0.00%

Current Balance                                   (pound)20,000,000      0.27%
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

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Funding Reserve Balance                           (pound)11,810,171      0.16%

Funding Reserve %                                         0.5%            NA
-------------------------------------------------------------------------------